

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 17, 2012

<u>Via U.S. Mail</u>
Mr. Uriel Lizama
President and Chief Executive Officer
Personality Software Systems, Inc.
11730 W. Sunset Blvd., No. 119
Los Angeles, California 90049

> **Re: Personality Software Systems, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 31, 2012**
> **File No. 333-182393**

Dear Mr. Lizama:

   We have reviewed the above-referenced filing and the related response letter dated August 31, 2012 and have the following comment. If indicated, we think you should revise your document in response to our comment. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 29, 2012

Management's Discussion and Analysis or Plan of Operation, page 27

1.   We note Exhibit 99.3 and your response to prior comment 2. You state that the non-binding obligation of your executive officer to advance you funds could cover costs for the six months that the offering will continue. Revise your document to disclose whether you anticipate having the necessary funds to continue your operations for the 12 months after the anticipated effective date of this registration statement. To the extent you anticipate having the necessary funds, describe the source of those funds. If you do not anticipate having sufficient funding to continue your operations for 12 months, state the dollar amount of additional funding needed to provide sufficient capital for operations for 12 months following the date of the prospectus. Also, state the minimum period of time that you will be able to conduct your planned operations using currently available capital resources.

If you have any questions regarding our comment, please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3456. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor

cc: <u>Via Facsimile (702) 382-1759</u>
Harold P. Gerwerter, Esq.
Law Officer of Harold P. Gerwerter, Esq., Ltd